

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

January 27, 2017

Steven Gray
Chief Executive Officer
RSP Permian, Inc.
3141 Hood Street, Suite 500
Dallas, TX 75219

      Re: **RSP Permian**
               Preliminary Proxy Filed on Schedule 14A
               Filed December 19, 2016
               File No. 1-36264

Dear Mr. Gray:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                               Sincerely,

                               /s/H. Roger Schwall

                               H. Roger Schwall
                               Assistant Director
                               Office of Natural Resources